Mail Stop 7010

      February 13, 2006

Ms. Ana Menendez
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

      Re:	Watsco, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      File No. 1-5581

Dear Ms. Menendez:

      We have reviewed your response letter dated February 7, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Consolidated Statements of Income

1. We note your response to comment 1 from our letter dated
January
25, 2006. We will not object to the presentation of a combined EPS number on the face of your income statement for both your Common Stock and your Class B Common Stock, provided that each of those two classes of common stock continues to have the same EPS, and provided that you disclose the calculation of EPS for each class of common stock separately in your footnotes. Refer to paragraph 61(d) of SFAS
128. In this regard, your footnote disclosure should contain calculations similar to those provided to us in your response letter dated February 7, 2006, showing both the numerator and the denominator used in your calculations, in accordance with paragraph
40(a) of SFAS 128. Please confirm to us that you will comply with this comment in your future Exchange Act filings.

*	*	*

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.


      Sincerely,




      John Cash
      Accounting Branch Chief

Ms. Ana Menendez
Watsco, Inc.
February 13, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE